INVEST IN **NEXT BOLT**

A sodium-based battery for an affordable home energy solution


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LEAD INVESTOR



Nicholas Urbani CEO, First Holding Management LLC

Every day news headlines show us the need for a distributed, sustainable energy grid supported by safe battery technology that is not vulnerable to foreign supply chains. NextBolt is a revolutionary product that will change the lives of all Americans. It is uniquely suited to take advantage of the growing secular trends in battery technology and energy independence. The sodium halide based battery technology presents unprecedented opportunities for low cost, safe battery storage using domestic reusable materials. We're proud to be a part of this vision and the NextBolt team.

Invested $250,000 this round

nextbolt.co San Francisco CA

Hardware | Infrastructure | Technology | Energy | Smart Cities

Highlights

1. Recent US Infrastructure Bill and government investment are speeding up the market for this tech
2. Sourced and produced entirely in America which attracts more government funding and capital.
3. A focus on clean, sustainable, reliable materials that won't run out in the next decade
4. A team of battery experts and business innovators with a solid plan
5. Addresses massive problem in energy demand as shown in scientific study in video.

6 At a price point that can create disruptive adoption massively undercutting all competitors.
5 Addresses massive problem in energy demand as shown in scientific study in video.

6 At a price point that can create disruptive adoption massively undercutting all competitors.

Our Team



Jason Adams CEO & President

Jason Adams is an energy investor, dealmaker, leader, and growth expert. His crossover experience in managing technology, software, and subscription make him particularly capable to produce results in consumer-facing technology sectors.

My mom paid a large sum to have Solar installed only to find out when the power company turns off her power, she can't keep her power on or her food cold. When I went to look for battery solutions they were all long waitlists, too expensive, and people told me that she would need fire insurance because the batteries were dangerous.



Ahmad Pesaran Energy Storage Engineer Advisor

After receiving his Ph.D. in mechanical engineering from UCLA in 1983 Ahmad joined the National Renewable Energy Laboratory. Since 1995, he has been working on electric drive vehicles and their various energy storage technologies.



Dr. Shirley Meng Materials Scientist Advisor

New role as Chief Scientist for the DOE's Argonne National Laboratory. This comes with appointment as a professor at the School of Molecular Engineering at The University of Chicago. Currently serves as a materials scientist and professor at UCSD.



Jono Catliff

The Future of Energy Storage is in Your Hands

NextBolt, the latest and most important project from Next Thing Technologies to date, is a battery unlike any other.

Safe for smart usage inside the home, compatible with any energy source, and tailored to fit any family's needs, the Bolt Battery is unique in the energy sector.



What you're looking at right now is called the Next Bolt. This is the first affordable home energy storage battery. It will be sold for as low as $100 a month - less than what the average US household pays for electricity.

Remember, today only 1% of American families, which account for about 1.28 million homes, can afford to be energy independent. However, with the Next Bolt's low price, it's about to open up the market to the other 99% of American households.

Another big reason why this market is so hot right now is it's backed by the US government. As you may know, the US Senate recently approved a $1.2 Trillion infrastructure bill. And a huge chunk of that money is going to be pumped right into the clean energy market, which batteries are a crucial part of.

Our battery is different.

Instead of flammable, unreliable, and dangerous lithium-ion (which is coming under ever-increasing scrutiny for the dangerous fires it has been starting around the world), we have a stable and safe battery.

That's because we are using a technology that will irrevocably change the energy industry.

Bolt is the safe smart battery that families can depend on for years to come. Our modular design means you will be able to easily set up as many (or as few) Bolt batteries as you need.

No wait time or installation anxieties-- the Bolt will be easy to install, getting you started quickly.

We are doing something no one else is doing...

Here's a picture of a battery cell powering a LED while being heated up to 200 degrees Celsius.


Operation at 200˚C
Thermo

It's being heated up to show it can't catch fire and blow up like regular Lithium batteries.

You see, regular Lithium batteries, like those used in a Tesla Powerwall or Megapack, can catch fire and blow up due to common accidents like over-charging, short-circuit, or mechanical damage like piercing.




While the temperature does not rise beyond 3-degrees Centigrade

However, the Next Bolt plans to use alternative chemistry battery technology, so it'll be safe to install and use inside your home. You never have to worry about it heating up and catching fire. You can even cut through this battery and nothing will happen to it!

Not only are we developing the safest and easiest home battery right now, we are developing technology which will shake the foundation of the energy industry.

Our batteries plan to run on a resource that is cheaper, more sustainable and more available to America than Lithium.

We aren't exaggerating when we say that alternative chemistry batteries will shake the foundations of the energy sector.

Imagine batteries manufactured with something as safe and abundant as salt for example. That's what one of the science teams building cells did, and now they are finding ways to make these astounding batteries a scalable reality.

We've already validated the technology, and the next step is to build bigger batteries, for scalable solutions.

Most homes in America have a refrigerator and you don't think anything of it. In the future we believe that just like the refrigerator, every home will have a battery. Next Bolt is designed from the ground up to be that battery and be the leader in bringing that vision to life.

This is a HUGE market, and we're already ahead of the game.

Joe Biden just signed a $1.2. trillion dollar infrastructure plan, of which energy will be a big part. Biden also recently invoked the defense production act to stimulate renewables alongside the National Renewable Energy Lab. Next Bolt just so happens to have the Chief Energy Storage Engineer at NREL on our team. The point is that a huge wave is coming and Next Bolt is ready to ride it.

Our aim is to take power out of the hands of the giant corporations who have been over-charging, under-serving, and putting us at risk for years.

No more reliance on outdated energy grids that have historically let us down in times of crisis. (Just ask Texans about what they went through in February 2021.)

The NextBolt mission is to make home energy affordable, accessible, and under your control.

Sustainable energy for our physical and financial futures

futures.



The uptick in climate-related disasters is increasing in pace and severity, showing us that it's never been more important to find real, sustainable energy solutions.

Fossil fuels are quickly running out, and even lithium is projected to run out by 2027.

Next Bolt batteries are an investment in our planet's future, and a bet against unsustainable infrastructure and practices that have set us on a path to disaster.

We're putting power back into your hands-- literally.



It is a part of our founding mission to make our technology accessible to the everyday person, which is why we're courting retail investors, instead of venture capitalists.

The whole point of NextBolt is to put power back into the hands of the people, instead of the corporations who all too often succumb to the siren song of greed, deaf to the cries for help coming from the average person.

That's why not only are we designing our batteries to be easy for any person to

use, we are designing our business so that any person can be a part of it. Big or small, any amount invested in NextBolt is an investment in our future, and a bet on the importance of unique energy solutions, like the ones we already have in development.

Get in early on Next Bolt, and help us shape our future of independence from shoddy, old energy solutions. Move toward financial freedom while bringing power back into your hands.

So here's what you need to know to invest today:

- Next Thing Tech's share price for this funding round is $1.94 per share.
- As mentioned, the company valuation is only $40 million today.

Next Thing Tech has massive growth potential and is 100% focused on producing and aggressively marketing the Next Bolt to every home in America. But what's important to understand here is the market potential doesn't stop with US home energy storage. Far from it.

You see, this battery can also be sold to every American business, green energy micro-grids, EV charging stations and much more.

Plus, since alternative batteries (like sodium) can be 4 times cheaper to produce than Lithium batteries, this battery can be cheap enough to sell to practically every household and business in the world!

Next Thing Tech is looking to raise at least $3M right now to market and produce Next Bolt.

Plus, another $2M to invest in battery full-scale manufacturing.

If you are interested in being apart of the future of energy, then go now and click the red button on this page to invest.

Once you click the red button on this page, you'll be taken to a secure online form to complete your information and investment transaction.



Legal Disclaimer

The offering materials may contain forward-looking statements and information relating to, among other things, Next Thing Technologies Inc (hereby referred to as NTT), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to NTT management. when used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" , "could", "might", "will" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause NTT actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. NTT does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.